Mail Stop 4561

November 21, 2008

Kevin T. Parker
Chairman, President & CEO
Deltek, Inc.
13880 Dulles Corner Lane
Herndon, VA 20171

> **Re: Deltek Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 3, 2008**
> **Form 10-Q for the Nine Months Ended September 30, 2008**
> **Filed November 14, 2008**
> **File No. 001-33772**

Dear Mr. Parker:

　　　　We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

General

1.　　　You state on page 15 that "(you) currently have customers in approximately 60 countries, including...the Middle East, and (you) intend to expand (y)our international markets." However, in the Form 10-K, you do not identify the specific countries in the Middle East where you have customers and where you intend to expand you markets. The Middle East is generally understood to include Iran, Sudan, and Syria, countries identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated business contacts with Iran, Syria, or Sudan, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, technology, or services you have provided into the referenced countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 46

2.	Management's Discussion and Analysis should provide an analysis of known material trends, explaining the underlying reasons for such trends, if known, so that readers can see the business through the eyes of management and ascertain the likelihood that past performance is indicative of future performance. In this regard, we note that your software license fee revenues increased by $12.1 million from fiscal 2006 to fiscal 2007, and by $29.1 million from fiscal 2005 to fiscal 2006. We further note that you have quantified the increases in license revenues attributable to certain of your products. Please tell us what consideration you gave to describing any known material trends driving the increases in software license fee revenues for the covered periods as well as the underlying reasons for any such trends, if known. If you attribute the increases in revenues primarily to increased demand for your products, tell us what consideration you gave to quantifying in your filing the increase in your installed base of customers and/or the increase in volume of your license sales, as applicable. Please see Section III.B.4 of SEC Release No 33-8350.

Notes to Consolidated Financial Statements

Note 12. Income Taxes, page F-28

3.	We note from your disclosure that the $1.1 million valuation allowance for deferred tax assets primarily relates to losses incurred in foreign jurisdictions. However, you also indicate that the Company had $4.0 million in net operating losses ("NOLs") which can be carried forward indefinitely under current local tax laws. Considering the foreign NOLs do not appear to have an expiration date, tell us how the Company determined that it was more likely than not that a portion of the related deferred tax assets will not be realized. Describe the nature of the positive and negative evidence you considered in your determination and how that evidence was weighted. In your response, please reference how you considered the guidance of paragraphs 20 to 25 and 103 of SFAS 109.

4.   Additionally, we note from your disclosure in Note 9 of your September 30, 2008 Form 10-Q that the Company reduced the valuation allowance by $1.5 million related to prior years' tax returns for higher research and development tax credits, and certain tax deductions and adjustments, which mainly related to changes in geographic distribution of income and a change in transfer pricing agreements. Please explain how these adjustments relate to the valuation allowance previously recorded for foreign net operating losses. For example, did the changes result in future forecasted income before taxes for foreign jurisdictions (i.e. it was a change in your tax planning strategy)? In addition, please explain why the Company determined Q3'08 was the appropriate quarter to release the allowance given that the Company indicates these changes occurred prior to the filing of the 2007 tax return. In your response, please explain the nature of how your transfer pricing agreements changed and when those changes were entered into them.

Definitive Proxy Statement on Schedule 14A, filed April 3, 2008

Corporate Governance

Compensation Committee Interlocks and Insider Participation, page 15

5.   Under this heading, you should identify each person who served as a member of the compensation committee during the last completed fiscal year. See Item 407(e)(4)(i) of Regulation S-K. Please confirm that you will provide this disclosure in future filings.

Executive and Director Compensation

Compensation Discussion and Analysis, page 16

6.   With respect to the engagement of compensation consultants, please confirm that you will provide the full disclosure called for by Item 407(e)(3)(iii) of Regulation S-K in future filings. In particular, we note that you do not appear to have provided in your proxy statement a discussion of the material elements of the instructions or directions the compensation committee gave to Frederic Cook regarding the performance of its duties under the engagement. Please also ensure that you provide a complete description of the nature and scope of the assignments of the consultant.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Note 2. Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page 10

7.   We note that the adoption of SFAS 157 on January 1, 2008 did not have an impact on the Company's financial statements. We also note that your cash equivalents balance primarily includes funds held in money-market accounts. If material, tell us how you considered providing disclosures pursuant to the requirements of paragraphs 32 to 35 of SFAS 157 related to your money-market investments. In addition, please tell us and in the future revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument. In your response, please provide us with the balance of your money-market funds for each period presented in your December 31, 2007 Form 10-K and your Forms 10-Q for fiscal 2008.

8.   In addition, tell us how you considered the requirements of paragraph 15A of SFAS 107, as amended by paragraph 531(d) of SFAS 133, with regards to your investments in mutual funds. In this regard, considering the recent market events, tell us whether these funds have experienced any declines in fair value resulting from deterioration in the creditworthiness of their assets, general illiquidity conditions, or both and if so, tell us how you have accounted for such declines. Also, tell us whether any of these funds have imposed limits on redemptions and if so, tell us how the Company considered such limitations in accounting for these investments as cash and cash equivalents.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Company Overview, page 21

9.   The overview of Management's Discussion and Analysis should briefly describe material opportunities, challenges, and risks, such as those presented by known material trends, commitments and uncertainties, on which the Company's executives are most focused for both the short and long term, as well as the steps you are taking to address them. Please see Section III.A of SEC Release No 33-8350. For example, we note your disclosure in the results of operations discussion on page 23 of the 14% decrease in software license fee revenues for the third quarter of 2008 as compared with the third quarter of 2007, which you attribute primarily to a number of your architecture and engineering customers deferring purchase decisions as their focus turned to the escalating financial crisis in September 2008. Please consider expanding your overview in future filings to

provide additional information about the impact of such developments, to the extent material, for both the historical periods covered by the report as well as on a forward-looking basis in light of the information currently known by you, as well as any actions being taken to address such challenges. Please tell us what consideration you gave to including a discussion of this type in your Form 10-Q. In addition, please confirm that you will expand your Management's Discussion and Analysis in future filings to provide such an executive level overview.

Liquidity and Capital Resources, page 29

10.   We note that the Company has payment obligations on its term loan of approximately $96 million and $95 million in the aggregate due in 2009 and 2010, respectively. Tell us what consideration you gave to disclosing the Company's plans for refinancing or otherwise satisfying these significant obligations, particularly in light of the recent tightening of credit markets. In future filings, if applicable, please expand your liquidity disclosure to provide insight into management's approach to its desired leverage and the financing options it is considering with respect to significant debt obligations.

Item 4. Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 32

11.   You disclose in your Form 10-Q that while you have made progress towards remediating your identified material weaknesses in internal controls, you have not yet finalized your remediation activities and the testing of the effectiveness of your remediation activities on your disclosure controls and procedures. In future filings, when you refer to remediation of material weaknesses, please provide an estimated timetable for remediation and any associated material costs. In this regard, we note the disclosure on page 14 of your Form 10-K for the year ended December 31, 2007, indicating that you estimated that all of the then-identified material weaknesses would be remediated by the end of the second quarter of 2008, although operational testing was expected to continue thereafter. To the extent your estimated time table for remediation or related testing changes, as it appears to have done since the filing of your Form 10-K, or there are other material developments with respect to your plan of remediation, please provide relevant updated information to investors in your quarterly and annual reports.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or Mark Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief